Exhibit 99.1

Canada Goose Announces Renewal of Normal Course Issuer Bid

TORONTO, ON (November 19, 2024) – Canada Goose Holdings Inc. (NYSE, TSX:GOOS) today announced that the Toronto Stock Exchange (“TSX”) has approved the renewal of its normal course issuer bid (the “NCIB”). The NCIB as renewed provides for the purchase for cancellation of up to 4,556,841 subordinate voting shares of Canada Goose over the twelve-month period commencing on November 22, 2024 and ending no later than November 21, 2025. This represents approximately 10% of the 45,568,419 subordinate voting shares comprising the public float (the “Public Float”) determined in accordance with TSX requirements as at November 8, 2024. As at November 8, 2024, there were 45,800,210 subordinate voting shares issued and outstanding.

Canada Goose currently believes that the purchase of the Company’s subordinate voting shares under the NCIB is an appropriate and desirable use of available excess cash on hand, as part of its broader capital allocation strategy.

The NCIB will be conducted through the facilities of the TSX and the New York Stock Exchange (“NYSE”) or alternative trading systems in Canada and the United States, if eligible, and will conform to their regulations. Subordinate voting shares will be acquired under the NCIB at the market price plus brokerage fees. Purchases under the NCIB will be made by means of open market transactions or such other means as a securities regulatory authority may permit. In the event that the Company acquires subordinate voting shares by other means as a securities regulatory authority may permit, the purchase price of the subordinate voting shares may be different than the market price of the subordinate voting shares at the time of the acquisition. Purchases made under an issuer bid exemption order will be at a discount to the prevailing market price as per the terms of the order. Furthermore, under the NCIB, Canada Goose may make, once per week, a block purchase (as such term is defined in the TSX Company Manual) at market price, in accordance with TSX rules. Canada Goose will otherwise be allowed to purchase daily, through the facilities of the TSX, a maximum of 59,195 subordinate voting shares representing 25% of the average daily trading volume of 236,781 subordinate voting shares, as calculated per the TSX rules for the six-month period starting on May 1, 2024 and ending on October 31, 2024.

In connection with the NCIB, the Company also re-entered into an automatic share purchase plan (“ASPP”) with the designated broker responsible for the NCIB, allowing for the purchase of subordinate voting shares under the NCIB at times when Canada Goose would ordinarily not be permitted to purchase its securities due to regulatory restrictions and customary self-imposed blackout periods. Pursuant to the ASPP, before entering into a blackout period, the Company may, but is not required to, instruct the designated broker to make purchases under the NCIB in accordance with certain purchasing parameters. Such purchases will be made by the designated broker based on such purchasing parameters, without further instructions by Canada Goose, in compliance with the rules of the TSX, applicable securities laws and the terms of the ASPP. The ASPP has been pre-cleared by the TSX and will be implemented concurrently with the initiation of the NCIB.

Pursuant to exemptive relief granted by the Ontario Securities Commission (“OSC”) to the Company on January 25, 2022, Canada Goose is allowed to purchase up to 10% of its Public Float through the facilities of the NYSE and other U.S.-based trading systems as part of any NCIB implemented in the 36 months following the date of the decision, and will therefore not be limited on such trading platforms to purchasing 5% of its outstanding subordinate voting shares at the beginning of any 12-month period as Canadian securities laws would otherwise provide. A copy of the decision from the OSC has been filed under Canada Goose’s SEDAR+ profile at www.sedarplus.ca.

Under the Company’s existing NCIB for the 12-month period beginning on November 22, 2023 and ending on November 21, 2024, Canada Goose is authorised to repurchase up to 4,980,505 subordinate voting shares, or 10% of its Public Float as at November 10, 2023. As at November 8, 2024, the Company had repurchased 3,586,124 of its subordinate voting shares at weighted average purchase price per subordinate voting share of CAD$15.8736 through the facilities of the TSX and the NYSE.

About Canada Goose

Canada Goose is a performance luxury outerwear, apparel, footwear and accessories brand that inspires all people to thrive in the world outside. We are globally recognized for our commitment to Canadian manufacturing and our high standards of quality, craftsmanship and functionality. We believe in the power of performance, the importance of experience, and that our purpose is to keep the planet cold and the people on it warm. For more information, visit www.canadagoose.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, including statements relating to the NCIB and the ASPP, and the intended purchase for cancellation of subordinate voting shares of the Company thereunder. These forward-looking statements generally can be identified by the use of words such as “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “potential,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release is subject to substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the impact on our operations of the current global economic conditions and their evolution and are discussed under “Cautionary Note regarding Forward-Looking Statements” and “Factors Affecting our Performance” in our interim and annual Management’s Discussion and Analysis (“MD&A”) as well as under “Risk Factors” in our Annual Report on Form 20-F for the year ended March 31, 2024. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available on SEDAR+ at www.sedarplus.ca for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements. For greater certainty, references herein to “forward-looking statements” include “forward-looking information” within the meaning of Canadian securities laws.

Investors: ir@canadagoose.com

Media: media@canadagoose.com